UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated December 16, 2011, containing information related to the Company's restructuring.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: December 16, 2011	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

Frontline Ltd. ("Frontline") is pleased to announce that following elements of the restructuring plan of Frontline, referred to in the press release dated December 6, 2011, have been concluded:

Frontline 2012 Ltd. ("Frontline 2012" ) has within a small group of large institutional investors, completed a private placement of 100,000,000 new ordinary shares of USD 2.00 par value at a subscription price of USD 2.85, raising USD 285 million in gross proceeds to Frontline 2012 (the "Private Placement"). The Private Placement is subject to certain closing conditions expected lifted by December 29, 2011.

Frontline Ltd. has been allocated 8,771,000 shares at a subscription price of USD 2.85, representing approximately 8.8 percent of Frontline 2012.

When the Private Placement and restructuring is closed, Frontline will, if practically possible, seek to give Frontline's shareholders the possibility to participate in Frontline 2012. This possibility represents no instant value. It might include a sale of Frontline's holding in Frontline 2012 to its shareholders at the issue price. Frontline's main shareholder, Hemen, that has subscribed for and been allocated 50,000,000 shares in Frontline 2012, will in the event that Frontline's holding in Frontline 2012 is not sufficient to satisfy the demand from Frontline's shareholders for Frontline 2012 shares, be positive to contribute.

If the proposed restructuring of Frontline is consummated, Frontline will receive $1,121 million in consideration for the sale of assets to Frontline 2012.  The book value of the assets to be sold, including the remaining newbuilding commitments, was as of 30.09.2011 $1,433 million.

Frontline has received a fairness opinion from SEB Enskilda concluding that the consideration to be received by Frontline for the sale of assets referred to in the press release from Frontline dated December 6, 2011 is fair from a financial point of view.

Frontline is still negotiating with its banks and counterparts with the target to complete the restructuring prior to December 31, 2011. However, Frontline can at this stage not guarantee that the restructuring can be successfully completed.

December 16, 2011
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp:
Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

Forward Looking Statements

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Frontline's records and other data available from third parties.  Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline's control, you cannot be assured that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in expectations.

Important factors that, in Frontline's view, could cause actual results to differ materially from those discussed in the forward-looking statements include, without limitation: the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including but not limited to changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Frontline's operating expenses, including bunker prices, drydocking and insurance costs, the market for Frontline's vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with us, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns, instances of off-hire and other important factors.  For a more complete discussion of these and other risks and uncertainties associated with Frontline's business, please refer to Frontline's filings with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 20-F.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.